June 23, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia L. Jenkins

Re:	The TJX Companies, Inc.

Form 10-K for the Fiscal Year Ended February 1, 2014

Filed April 1, 2014

File No. 001-04908

Dear Ms. Jenkins:

The comment letter received by The TJX Companies, Inc. (“TJX”) from the Staff of the Securities and Exchange Commission (the “SEC”), dated June 19, 2014, regarding the above-referenced Form 10-K, requests that TJX respond within ten business days or advise the Staff when TJX will respond. TJX is working to address the points in the comment letter but requires additional time to complete its responses. Based on a conversation with Brian McAllister, a member of the Staff of the SEC, TJX will respond to the comment letter on or before July 18, 2014. We appreciate the Staff’s willingness to allow for the additional time.

If you have any questions regarding this letter, please do not hesitate to contact me at (617) 951-7309.

Very truly yours,

/s/ Joel F. Freedman
Joel F. Freedman